

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 10, 2009

Stephen F. Reeves
Senior Vice President and Chief Financial Officer
The Black & Decker Corporation
701 East Joppa Road
Towson, Maryland 21286

Re: The Black & Decker Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed on February 17, 2009
File No. 333-03593

Dear Mr. Reeves:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

1.   Tell us why the cover page of your periodic and current reports under Exchange Act
        Section 13 refers to Commission file number 1-1553, rather than the file number you use
        when electronically submitting your filings, 333-03593.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

Goodwill and Other Intangible Assets

2.   We see that goodwill approximates 24% of your assets. Given the significance of
        goodwill to your assets, in future filings please expand the critical accounting policy
        disclosure to more specifically address how you evaluate goodwill for potential
        impairment. In that regard, please expand future disclosure to address the following:

        •   We see that you determine the fair value of reporting units using a discounted
            cash flow analysis. Discounted cash flow analyses are inherently uncertain
            because they are dependant on subjective judgments, such as estimates of future
            cash flows, assessments of probabilities of future operating results, and selection
            of appropriate discount rates. Accordingly, please describe nature and extent of
            subjective judgments associated with preparation of the discounted cash flow
            analysis you use for impairment testing purposes.

        •   Provide a description of the discounted cash flow model you utilize. Also,
            present a quantitative and qualitative description of the material assumptions used
            and a sensitivity analysis to address reasonably potential variability.

        •   Please describe how the current economic environment has affected your ability
            to project future cash flows for the reporting units, including how your cash flow
            projections actually consider the current economic environment and visibility.

        •   Disclose whether assumptions and methodologies for valuing goodwill in the
            current year have changed since the prior year highlighting the impact of any
            changes.

- If multiple models/approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

3.   You disclose that you expect a double digit decline in sales in 2009, that you expect retailers may reduce inventory levels in 2009 and that you are undergoing significant restructuring activities and layoffs. In future filings please address your consideration of the negative effects of the current economic environment on your business in evaluating whether you should perform interim goodwill impairment testing.

Note 1: Summary of Significant Accounting Policies, page 41

Goodwill and Other Intangible Assets

4.   In future filings please describe the reporting unit concept, identify your reporting units and disclose how the reporting units were identified under the guidance from SFAS 142. Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Stephen F. Reeves

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary R. Todd
Reviewing Accountant